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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)

                                (Amendment No. 2)

                           CAI Wireless Systems, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   12476P 20 3
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                                 (CUSIP Number)

                               Charles T. Cannada
                  Senior Vice President, Corporate Development
                               MCI WORLDCOM, Inc.
                            500 Clinton Center Drive
                           Clinton, Mississippi 39056
                                 (601) 460-5600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:

                               P. Bruce Borghardt
                               MCI WORLDCOM, Inc.
                            10777 Sunset Office Drive
                                    Suite 330
                            St. Louis, Missouri 63127
                                 (314) 909-4100

                      July 9, 1999 (See Items 3 - 6 herein)
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

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CUSIP No. 12476P 20 3           Schedule 13D               Page 2 of 6 Pages
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    1          NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          MCI WORLDCOM, Inc. 58-1521612
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    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                   (b) [  ]
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    3          SEC USE ONLY
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    4          SOURCE OF FUNDS*
                                     WC, BK
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    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                     [  ]

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    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Georgia
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 NUMBER OF              7     SOLE VOTING POWER
  SHARES
                                 10,669,140 (See Item 5)
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 BENEFICIALLY           8     SHARED VOTING POWER
   OWNED BY
                                         0
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   EACH                  9     SOLE DISPOSITIVE POWER
 REPORTING
                                 10,669,140 (See Item 5)
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 PERSON WITH            10     SHARED DISPOSITIVE POWER

                                         0
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   11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      10,669,140 (See Item 5)
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   12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                  [  ]
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   13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        61.9%
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   14          TYPE OF REPORTING PERSON*
                                       CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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---------------------                                 --------------------------
CUSIP No. 12476P 20 3           Schedule 13D               Page 3 of 6 Pages
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Preliminary Statement:

         This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission by MCI WORLDCOM, Inc. ("MCI WorldCom") on June 9, 1999 (the "Schedule 13D"), as amended and supplemented by Amendment No. 1 filed on June 29, 1999, relating to the shares of common stock, par value $0.01 per share (the "Shares"), of CAI Wireless Systems, Inc. ("CAI"), a Connecticut corporation. The principal executive offices of CAI are located at 18 Corporate Woods Boulevard, Albany, New York 12211. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D or Amendment No. 1.

         Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. This Amendment No. 2 speaks as of its date and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended and supplemented by adding the following sentence succeeding the last sentence of the last paragraph:

     As of July 9, 1999, the Purchaser used an aggregate amount of its available funds totaling $2,346,987.50 to make the open market purchases described in
     Item 5 herein. The Purchaser may expend more funds in the future to make additional purchases.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended and supplemented by adding the following paragraphs immediately succeeding the first paragraph:

         On July 6, 1999, the material conditions under the Second Agreement were satisfied. Specifically, the Federal Communications Commission ("FCC") approved the transfer of control of various licenses for wireless spectrum controlled by CAI to MCI WorldCom. CAI and MCI WorldCom jointly submitted transfer applications relating to multichannel multipoint distribution service and multichannel distribution service ("MMDS") channels, the wireless communications service ("WCS") channels and auxiliary point-to-point spectrum in connection with MCI WorldCom's pending acquisition of CAI common stock.

         The FCC granted the MMDS application with one condition. On June 30, 1999, the FCC announced that the condition had been fulfilled by CAI. The FCC unconditionally granted several auxiliary applications and issued special temporary authority ("STA") for MCI WorldCom to acquire control of CAI with respect to the WCS and certain other auxiliary spectrum applications. The STAs will remain in effect until the FCC processes and grants the applications to which they apply.

         Under FCC rules, interested parties may file a petition for reconsideration of any license grant at any time up to 30 days after public notice of the grant. The filing of a reconsideration petition does not stay the effectiveness of the grant, but would require the FCC to review its initial decision granting the application. To date, no parties have opposed the applications.

         Under the Merger Agreement, FCC approval must be obtained or made by a final order of the FCC, subject to MCI WorldCom's right to waive this condition. Final order means, among other things, that such approval is no longer subject to appeal, or a petition to reconsider. While the FCC

---------------------                                 --------------------------
CUSIP No. 12476P 20 3           Schedule 13D               Page 4 of 6 Pages
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     approvals  permit MCI  WorldCom to acquire  additional  Shares,  the Merger
     Agreement condition has not yet been satisfied.

         On July 9, 1999, the Purchaser acquired from the Second Agreement Parties, among other securities already purchased from the Second Agreement Parties, 2,270,715 Shares.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and supplemented by replacing the current paragraphs (a) - (d) with the following:

         (a) and (b) Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, MCI WorldCom currently has beneficial ownership of 10,669,140 Shares of CAI, representing approximately 61.9% of the outstanding Shares, based upon the number of Shares outstanding as of June 21, 1999, as reported in CAI's Form 10-K for the fiscal year ended March 31, 1999.

     MCI WorldCom has sole voting and investment power over such Shares, provided that MCI WorldCom has agreed in the Merger Agreement to vote its Shares in favor of the Merger.

         (c) Except as set forth in this Item 5 or Items 4 and 6, to the best knowledge of Purchaser, it has, and no directors or executive officers of Purchaser and no other person described in Item 2 hereof has, beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Shares.

         On July 2, 1999, MCI WorldCom purchased on the open market through a broker 2,500 additional Shares at a purchase price of $27.675 per Share for an aggregate cost of $69,187.50, which includes a broker fee. On July 6, 1999, MCI WorldCom purchased on the open market through a broker 76,500 additional Shares at a purchase price of $27.95 per Share for an aggregate cost of $2,138,175.00, which includes a broker fee. On July 7, 1999, MCI WorldCom purchased on the open market through a broker 5,000 additional Shares at a purchase price of $27.925 per Share for an aggregate cost of $139,625.00, which includes a broker fee. On July 9, 1999, MCI WorldCom purchased on the open market through a broker 30,000 additional Shares at a purchase price of $27.925 per Share for an aggregate cost of $837,750.00, which includes a broker fee.

         Additionally, on July 9, 1999, as described in Items 4 and 6 hereof, MCI WorldCom acquired 2,270,715 Shares pursuant to the Second Agreement. In accordance with the Second Agreement, such Shares were purchased at a price less than the merger consideration of $28.00 per share. On June 4, 1999, as described in Items 4 and 6 of the original 13D, MCI WorldCom acquired 8,284,425 Shares pursuant to the First Agreement. In accordance with the First Agreement, such Shares were purchased at a price less than the merger consideration of $28.00 per share.

         (d) To the best knowledge of MCI WorldCom, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MCI WorldCom.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

         Item 6 is hereby amended and supplemented by adding the following sentence succeeding the last sentence of the second full paragraph and by replacing the last paragraph with the following paragraph:

---------------------                                 --------------------------
CUSIP No. 12476P 20 3           Schedule 13D               Page 5 of 6 Pages
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     On July 9, 1999,  following the satisfaction of the material  conditions as described in Item 4 herein, MCI WorldCom acquired the 2,270,715 Shares.

          MCI WorldCom holds $239,200,000 aggregate principal amount of unsecured 11.375% Senior Notes of CS due 2006 ("CS Senior Notes"), issued pursuant to an Indenture dated February 15, 1996 ("CS Indenture") between CS Wireless and State Street Bank and Trust Company, as trustee.

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CUSIP No. 12476P 20 3           Schedule 13D               Page 6 of 6 Pages
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 1999

                                           MCI WORLDCOM, Inc.


                                       By:   /s/ Charles T. Cannada
                                          --------------------------------------
                                           Name:    Charles T. Cannada
                                           Title:   Senior Vice President,
                                                    Corporate Development